UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F/A
(AMENDMENT NO. 1)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Animas Resources Ltd.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

Marlin Gold Mining Ltd.
(Bidder)

Common Shares
(Title of Class of Securities)

035265 10 7
(CUSIP Number of Class of Securities)

Mimy Fernandez-Maldonado
Marlin Gold Mining Ltd.
250-1199 West Hastings Street
Vancouver, British Columbia
Canada V6E 3T5
Telephone: 604-646-1580
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Trisha Robertson	Herbert I. Ono
Blake, Cassels & Graydon LLP	McMillan LLP
595 Burrard Street, Suite 2600	1500-1055 West Georgia Street
Vancouver, British Columbia	Vancouver, British Columbia
Canada V7X 1L3	Canada V6E 4N7
Telephone: 604-631-3300	Telephone: 604-689-9111

December 23, 2013
(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE
Amount of
Transaction Valuation(1)	Filing Fee(2)
U.S.$6,729,063.79	U.S.$866.70(3)

(1)

Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares of Animas Resources Ltd. at a purchase price of Cdn.$0.10 per share, converted to United States dollars at an exchange rate of Cdn. $1.00 = U.S.$1.0645, which is the noon rate as provided by the Bank of Canada on December 18, 2013. The number of common shares of Animas Resources Ltd. outstanding on a fully diluted basis assuming exercise of all options and warrants for such common shares is estimated to be 93,765,884. None of the options and warrants for common shares of Animas Resources Ltd. are in-the-money. As a result, this calculation assumes the purchase of 74,902,415 common shares of Animas Resources Ltd., being the number of common shares of Animas Resources Ltd. on a non-diluted basis.

(2)	The filing fee was calculated in accordance with General Instruction II.C to Schedule 14D-1F, by multiplying the transaction value by 0.0001288.
(3)	Amount previously paid.
[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

       Offer to Purchase and Circular, dated December 23, 2013*

       Letter of Transmittal*

       Notice of Guaranteed Delivery*

Item 2. Informational Legends

       See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular.

________________________________

*	Previously filed with the bidder’s Schedule 14D-1F filed on December 23, 2013.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following document is filed as an exhibit to this Schedule:

Exhibit
No.	Description

1	Press release dated December 23, 2013

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

     By signing this Schedule, Marlin Gold Mining Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2013	MARLIN GOLD MINING LTD.

	By:	/s/ Mimy Fernandez-Maldonado
Name: Mimy Fernandez-Maldonado
Title: Secretary